787 Seventh Avenue
New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 28, 2010

VIA EDGAR

Linda Stirling

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AQR Funds
File Nos. 333-153445 and 811-22235
Post-Effective Amendment No. 16

Dear Ms. Stirling:

On behalf of the AQR Risk Parity Fund (the “Fund”), a series of the AQR Funds (the “Trust”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment (the “Amendment”) No. 16 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that it become effective on September 28, 2010. We have reviewed the Amendment and represent that it does not contain disclosures which would render them ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by Linda Stirling of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Tuesday, August 3, 2010, regarding Post-Effective Amendment No. 14 to the Trust’s Registration Statement filed with the Commission on June 21, 2010. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT     BRUSSELS

September 28, 2010

Prospectus

Comment 1	Investment Objective. Please add disclosure stating that “total return” consists of capital appreciation and income. The disclosure may be added to the investment objective itself or may be made below the investment objective.

Response	The requested change has been made. The Fund has added the following disclosure below the investment objective:

Total return consists of capital appreciation and income.

Comment 2	Fee Table. Please delete the first sentence of footnote No. 1.

Response	The requested change has been made.

Comment 3	Fee Table. Footnote No. 2 discloses twice the expenses that are excluded from the contractual fee waiver. Please delete one of the references.

Response	The requested change has been made.

Comment 4	Expense Example. Please include disclosure in the narrative preceding the Expense Example that the effect of the fee waiver is included in each of the 1 and 3 year example through May 1, 2012.

Response	The requested disclosure has been added. The following disclosure has been added to the end of the third sentence of the narrative disclosure:

and takes into account the effect of the Fee Waiver Agreement through May 1, 2012, as discussed in Footnote No. 2 to the Fee Table.

Comment 5	Principal Investment Strategies of the Fund. Please provide additional disclosure regarding the Adviser’s “value and momentum investment philosophy.” Please provide additional disclosure regarding how individual securities and instruments are selected for purchase and sale by the portfolio management team.

Response	The following disclosure has been added as a new paragraph after the fourth paragraph in the “Details About the AQR Risk Parity Fund - Principal Investment Strategies” section:

“The Adviser believes that using both value and momentum strategies in selecting investments is a powerful and effective approach because the two strategies are usually negatively correlated. As a result, when the two strategies are used together by the Adviser in making investment selections, the investments chosen by the Adviser tend to be either cheap assets or assets that are coming into favor with investors. Assets that score well by taking into

September 28, 2010

account both factors will generally have the highest weightings. The combination of the two strategies is designed to produce a Fund portfolio that seeks to preserve the positive expected return of each strategy while having the added benefit of significantly lower volatility than would otherwise be achieved by using either strategy alone.”

Comment 6	Principal Investment Strategies of the Fund. Please move the risk-related disclosure included in the sixth and seventh paragraphs in the “Principal Investment Strategies of the Fund” section to the “Principal Risks of Investing in the Fund” section.

Response	The Fund respectfully declines to make this change. The Fund believes that while the disclosure in these paragraphs includes risk language, this disclosure is necessary in the “Principal Investment Strategies of the Fund” as it helps to convey and summarize the principal investment strategies of the Fund.

Comment 7	Principal Investment Strategies of the Fund. Please consider summarizing further and shortening the “Principal Investment Strategies of the Fund.” Please note that pursuant to Form N-1A, Item 4(a) should summarize how the Fund intends to achieve its investment objective based on the information provided in response to Item 9(b).

Response	The requested change has been made. The “Principal Investment Strategies of the Fund” section has been summarized further and shortened.

Comment 8	Details About the AQR Risk Parity Fund - Principal Investment Strategies. If the Board of Trustees changes the investment objective or the principal investment strategies without shareholder approval, please provide shareholders with at least 60 days prior written notice of any such change. Please revise the disclosure accordingly.

Response	The Fund respectfully declines to make this change. While the Fund will provide at least 30 days written notice as is currently disclosed, the Fund does not believe that this notice requirement or disclosure is required by Form N-1A or any applicable rules under the 1940 Act in the context of this Fund. The Fund respectfully submits that many mutual funds whose investment objective or principal investment strategies are non-fundamental, such as the Fund, do not disclose how much notice they provide upon a change or disclose that they provide at least 30 days written notice.

Comment 9	Management of the Fund. Please include more disclosure in the description of the Fund’s portfolio managers’ roles, depending on whether certain portfolio managers are responsible for certain types of investments.

Response	The Fund is managed by team of financial professionals. The portfolio managers of the Fund are jointly and primarily responsible for the day-to-day

September 28, 2010

management of the Fund. Each portfolio manager of the Fund is responsible for the day-to-day management of the Fund’s portfolio including setting the Fund’s overall investment strategy and overseeing the management of the Fund. To this effect, the Fund has added the following disclosure in the “Management of the Fund” section:

“The Fund is managed by a team of financial professionals. The portfolio managers of the Adviser responsible for the oversight of the Fund are John M. Liew, Ph.D., Brian K. Hurst, Michael Mendelson and Yao Hua Ooi. The portfolio managers of the Fund are jointly and primarily responsible for overseeing the day-to-day management of the Fund, as well as setting the Fund’s overall investment strategy.”

Statement of Additional Information

Comment 10	Leadership Structure of the Board of Trustees. Please enhance the disclosure to provide why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.

Response	The Fund respectfully declines to make this change. The Fund believes that the current disclosure is adequate and responds to the requirements of Form N-1A.

Comment 11	Portfolio Manager Holding. Please revise the portfolio holdings of the portfolio managers to correspond with the ranges provided in Item 20(c) of Form N-1A.

Response	The requested change has been made.

* * * * * * * * * *

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents, and represents that it will not assert the Commission’s comment process as a defense in any securities-related litigation brought against the Fund.

Please do not hesitate to contact me at (212) 728-8681 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Jack D. Cohen
Jack D. Cohen

September 28, 2010

cc:	Rose F. DiMartino, Esq.
Brendan R. Kalb, Esq.
Nicole DonVito, Esq.